EXHIBIT 20
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                                               [WESBANCO LOGO]


NEWS FOR IMMEDIATE RELEASE

June 18, 1998                        For Further Information Contact:
                                     Edward M. George
                                     President & CEO (304) 234-9208

                                     Nasdaq Trading Symbol: WSBC

WesBanco Acquires The Hunter Insurance Agency

Wheeling, WV. . . WesBanco, Inc. President & CEO, Edward M. George, today announced that WesBanco, Inc., had consummated its acquisition of the Hunter Insurance Agency, Fairmont, West Virginia, in a stock transaction that is structured as a purchase transaction by WesBanco.

The Hunter Insurance Agency, a full service agency and seller of life, casualty and commercial insurance, has been in business since 1937.

In commenting on the purchase, Mr. George stated, "We are pleased to announce this affiliation with the Hunter Insurance Agency. This acquisition will afford WesBanco an entry into the life, casualty and commercial insurance agency business. We look forward to the expansion of our financial services product mix. The addition of insurance products affords WesBanco the opportunity to provide our customers with a full array of financial products and services."

According to Mr. George, the directors, officers and employees currently associated with the Hunter Insurance Agency would maintain their respective positions within the company with Bruce D. Martin, CIC, continuing to serve as the President and CEO of the agency.

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